
09056226

SECURIT　　　　　　　ION

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SEC FILE NUMBER
8- 53308

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 _____ AND ENDING 12/31/08 _____
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SFL Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue
　　　　　　　　　　　　　　(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond E. Dunn　　　　　　　　　　　　　　212-750-0890
　　　　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baharestani Ziegler & Ritt LLP
　　　　　　　(Name - if *individual, state last, first, middle name*)

30 East 33rd Street, 4th floor	New York	NY	10016
(Address)	(city)	(State)	Zip Code

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).



OATH OR AFFIRMATION

I, Raymond E. Dunn _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFL Securities, LLC _____, as of December 31 _____ 20 08 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Kaymond E Dunn
Signature

General Securities Principal
Title

Laura Valenti
Notary Public 3/1/2010

LAURA VALENTI
Notary Public, State of New York
No. 01VE5056902
Qualified in Westchester County
Commission Expires March 11, 20 10

County of N.Y.
State of N.Y.

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's   Equity or Partners' or Sole Proprietor's Capital   .
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SFL SECURITIES, LLC

FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2008

SFL SECURITIES, LLC
FINANCIAL REPORT
DECEMBER 31, 20008

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL REPORTS

To the Member of
SFL Securities, LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of SFL Securities, LLC as of December 31, 2008 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFL Securities, LLC as of December 31, 2008, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Baharestani Ziegler & Ritt LLP

New York, NY
February 23, 2009

SFL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2008

Assets

Cash Equivalents	$ 10,473
Marketable Security	13,439
Accrued Interest	220
Total Assets	**$ 24,132**

Liabilities and Member's Equity

Accounts Payable	$ 7,804
Total Liabilities	**7,804**

Member's Equity

Member's Equity	16,328
Total Liabilities and Member's Equity	**$ 24,132**

SFL SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Income

Fees	$172,508
Interest and Dividends	677
Loss on Marketable Security	(762)
Total Income	**172,423**

Expenses

Professional Fees	109,497
Regulatory Fees and Expenses	2,182
Insurance	31,245
Other Expenses	7,629
Total Expenses	**150,553**
Net Income	**$ 21,870**

SFL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Member's Equity - Beginning of Year	$ 16,058
Capital Distributions	(21,600)
Net Income	21,870
Member's Equity – End of Year	$ 16,328

The Accompanying Notes to Financial Statements are an Integral Part of this Statement

SFL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:

Net Income from Operations	$ 21,870

Changes in Operating Assets and Liabilities:

Decrease in Marketable Security	762
Increase in Accrued Interest	(8)
Increase in Accounts Payable	3,304
Net Cash Provided by Operating Activities	$ 25,928

Cash Flows from Financing Activities:

Capital Distributions	(21,600)
Net Increase in Cash	4,328
Cash Equivalents - Beginning of Year	6,145
Cash Equivalents- End of Year	$ 10,473

The Accompanying Notes to Financial Statements are an Integral Part of this Statement

1. **Organization and Nature of Business**

SFL Securities, LLC (the "Company") is a New York Single Member Limited Liability Company owned by SFL Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in working with clients to arrange debt and equity private placements.

2. **Summary of Significant Accounting Policies**

This summary of significant accounting policies of SFL Securities, LLC is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Income Taxes

The Company, as a single member limited liability company, does not record a provision for income tax purposes. The results of the Company's operations are reported on the tax return of its member.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Summary of Significant Accounting Policies (continued)

Cash Equivalents

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less that are not held for sale in the ordinary course of business. Included in cash equivalents are 10,473 shares in a money market fund with a value of $10,473.

Valuation of Investments in Securities and Securities at Fair Value

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" ("SFAS No. 157,) effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No, 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The Company's Marketable Security is a "Level 2" asset. Level 2 assets are valued based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

3. **Related Party Transactions**

Substantially all of the Company's operating expenses such as overhead costs to date have been provided by its member and accordingly are not reflected in these financial statements.

4. **Exemption from Rule 15c3-3**

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) and therefore is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

5. **Net Capital Requirements**

The Company is a member of the Financial Industry Regulatory Authority and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1 and that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $15,880, which was approximately $10,880 in excess of its minimum requirement.

SFL SECURITIES, LLC
FINANCIAL STATEMENT
SUPPLEMENTAL REPORTS
DECEMBER 31, 2008

TABLE OF CONTENTS

SFL SECURITIES, LLC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

Member's Equity	$ 16,358
Haircuts	(478)
Net Capital	15,880
Minimum Requirement	5,000
Excess Net Capital	10,880
Aggregate Indebtedness	7,804
Percentage of Aggregate Indebtedness to Net Capital	49%
6 2/3% of Aggregate Indebtedness	$520

There are no material differences between the net capital reflected above and the net capital reported in the Company's FOCUS Report Part IIA filed as of December 31, 2008.

BZR BAHARESTANI ZIEGLER & RITT_{LLP}

Certified Public Accountants ■ Business Advisors

ACCOUNTANTS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Member
SFL Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of SFL Securities, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-2(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combinations of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.



Page Three
To the Member
SFL Securities, LLC

This report recognizes that it is not practicable in an organization the size of SFL Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baharestan Ziegler & Pitt LLP

New York, NY
February 23, 2009

